Eric J. Gervais
Partner

4801 Main Street, Suite 1000
Kansas City, MO 64112
Direct: 816.983.8362
Fax: 816.983.8080
eric.gervais@huschblackwell.com

February 11, 2014

Division of Investment Management United States Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attn: Larry L. Greene, Senior Counsel

Re:           Tortoise Energy Infrastructure Corporation (the “Company”)

Dear Larry:

Today the Company filed via EDGAR a Registration Statement on Form N-14 (the “Registration Statement”) relating to the proposed mergers of Tortoise Energy Capital Corporation and Tortoise North American Energy Corporation with and into the Company.

Please contact the undersigned at (816) 983-8362, or Steve Carman at (816) 983-8153, with questions or comments regarding the Registration Statement.

Sincerely,

/s/ Eric J. Gervais

Eric J. Gervais

Husch Blackwell LLP